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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.       )*
                            ------------------------
                          EXIGENT INTERNATIONAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                        MANATEE MERGER CORP. (OFFEROR),
                          A WHOLLY OWNED SUBSIDIARY OF

                               HARRIS CORPORATION
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (INCLUDING THE ASSOCIATED
         SERIES B JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   302056106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            SCOTT T. MIKUEN, ESQUIRE
                               HARRIS CORPORATION
                            1025 WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32919
                                 (321) 727-9100
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO
                           T. MALCOLM GRAHAM, ESQUIRE
                              HOLLAND & KNIGHT LLP
                         50 N. LAURA STREET, SUITE 3900
                          JACKSONVILLE, FLORIDA 32202
                                 (904) 353-2000
                            ------------------------
                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------
                    $23,052,159                                          $4,610.43
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

 * For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 6,044,401 outstanding shares of common stock, par value $.01 per share, of Exigent International, Inc. (the "Shares"), (ii) the tender offer price of $3.55 per Share, (iii) 15,132 shares of Class A Preferred Stock, par value $.01 per share, of Exigent International, Inc., which shares are convertible into Shares and have an aggregate value of $53,718, and (iv) 1,966,496 options to acquire Shares with an exercise price of less than $3.55 under Exigent International, Inc.'s (i) Incentive Stock Option Plan 1Q (Non-Qualified),
   (ii) Incentive Stock Option Plan 3Q, (iii) Incentive Stock Option Plan 4Q,
   (iv) Independent Directors Stock Option Plan (5NQ), (v) Stock Option Plan 6Q, and (vi) Exigent International, Inc. Omnibus Stock Option and Incentive Plan, with an aggregate value of $1,540,819. Based on the foregoing, the transaction value is equal to the sum of (1) the product of the number of outstanding Shares and $3.55 per Share, (2) the product of the number of outstanding shares of Class A Preferred Stock and $3.55 per share, and (3) the product of (A) 1,966,496 Shares which are subject to options to purchase Shares with an exercise price of less than $3.55 per share and (B) the difference between $3.55 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:     N/A                              FILING PARTY:     N/A
FORM OR REGISTRATION NO.:     N/A                            DATE FILED:     N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Statement relates to a tender offer by Manatee Merger Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), to purchase all outstanding shares of Common Stock (including the associated Series B Junior Participating Preferred Stock Purchase Rights), $0.01 par value (the "Shares") of Exigent International, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Exigent International, Inc., a Delaware corporation. The Company's executive offices are located at 1830 Penn Street, Melbourne, Florida 32901, and its telephone number is (321) 952-7550.

     (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share, of the Company (including the associated Series B Junior Participating Preferred Stock Purchase Rights), of which 6,044,401 shares were issued and outstanding as of April 2, 2001. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by the Offeror. The information set forth in Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference.

     (c) The information set forth in Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase and on Annex I thereto is incorporated herein by reference. During the past five years, none of the Offeror and Harris or, to the best knowledge of the Offeror and Harris, any of the persons listed on Annex I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the persons listed on Annex I to the Offer to Purchase are citizens of the United States, unless indicated otherwise thereon.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror and Harris"), Section 11 ("Background of the Offer and the Merger; Past Contacts, Transactions, Negotiations and Agreements with the Company"), and Section 13 ("The Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 11 and Section 13 of the Offer to Purchase, there have been no material contacts, transactions, negotiations or agreements during the past two years between any of the Offeror or Harris or any of their respective subsidiaries or, to the best knowledge of the Offeror and Harris, any of those persons listed on Annex I to the Offer to Purchase and the Company or any of its affiliates concerning a merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, an election of the Company's directors, or a sale or other transfer of a material amount of assets of the Company, or that otherwise would be required to be disclosed under this Item 5.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company"), Section 13 ("The Merger Agreement and Certain Other Agreements"),
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights"), Section 7 ("Certain Effects of the Transaction") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Offeror and Harris") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated April 17, 2001
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Notice of Guaranteed Delivery
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(1)(G) Summary Advertisement, published in The Wall Street Journal on April 17, 2001
(a)(1)(H)  Press Release, dated April 3, 2001*
(b)        None
(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and
           Exigent International, Inc.
(d)(2) Voting and Tender Agreement, dated as of April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and
           Bernard R. Smedley
(d)(3)     Confidentiality Agreement dated January 26, 2001
(g)        None
(h)        None

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* Previously filed on Schedule TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: April 17, 2001

                                          HARRIS CORPORATION

                                          By: /s/ RICHARD L. BALLANTYNE
                                            ------------------------------------
                                            Richard L. Ballantyne
                                            Vice President -- General Counsel
                                              and Secretary

                                          MANATEE MERGER CORP.

                                          By: /s/ RICHARD L. BALLANTYNE
                                            ------------------------------------
                                            Richard L. Ballantyne
                                            Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(A)    Offer to Purchase, dated April 17, 2001
(a)(1)(B)    Letter of Transmittal
(a)(1)(C)    Notice of Guaranteed Delivery
(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees
(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9
(a)(1)(G)    Summary Advertisement, published in The Wall Street Journal, on April 17, 2001
(a)(1)(H)    Press Release, dated April 3, 2001*
(b)          None
(d)(1)       Agreement and Plan of Merger, dated as of April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and
             Exigent International, Inc.
(d)(2)       Voting and Tender Agreement, dated as of April 2, 2001, by and among Harris Corporation, Manatee Merger Corp. and
             Bernard R. Smedley
(d)(3)       Confidentiality Agreement dated January 26, 2001
(g)          None
(h)          None

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* Previously filed on Schedule TO